KETDARINA CORP.
2360 Corporate Circle Suite 400
Henderson, NV 89074

February 11, 2014

United States
Securities and Exchange Commission
Washington, DC 20549

Re: Ketdarina Corp.'s - Registration Statement on Form S-1
    Amendment No. 2
    Filing No. 333-192874

Dear: Mara L. Ransom

In response to your letter dated February 6, 2014 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT: 1

WE NOTE YOUR RESPONSE TO COMMENT TWO OF OUR LETTER DATED JANUARY 14, 2014. WHILE YOU REMOVED MR. GALDETSKYI AND MR. BEZUHLYI, WE SEE THAT MR. ANDRIY CHORNYY IS STILL OFFERING SHARES. WE REISSUE COMMENT TWO AS IT RELATES TO ALL OTHER SELLING SHAREHOLDERS THAT MAY BE AFFILIATES OF YOUR COMPANY. ADDITIONALLY, PLEASE EXPLAIN THE NATURE OF YOUR RELATIONSHIP WITH MR. CHORNYY.

Response: We have removed Mr. Chornyy from registration. Mr. Chornyy is the owner of ANDRIY CHORNYY FOP with whom we have executed a bedding products contract.

COMMENT: 2

WE NOTE YOUR RESPONSE TO COMMENT THREE OF OUR LETTER DATED JANUARY 14, 2014, HOWEVER, WE DISAGREE THAT THE FACTS YOU PROVIDE LEND SUPPORT TO THE ARGUMENT THAT YOU ARE NOT A SHELL COMPANY. YOUR OPERATIONS AND ASSETS, AS YOU DESCRIBE THEM TO DATE, APPEAR TO BE NOMINAL. ACCORDINGLY, PLEASE REVISE TO IDENTIFY YOURSELF AS A SHELL COMPANY AND DISCLOSE THE CONSEQUENCES OF SUCH STATUS AS PREVIOUSLY REQUESTED.

Response: WE have revised that we are a shell company by adding the following disclosures:

IN PROSPECTUS COVER PAGE:

We are a development stage company with nominal operations and assets . As a result, we are considered a shell company under Rule 405 of the Securities Act and are subject to additional regulatory requirements as a result of this status, including limitations on our shareholders' ability to re-sell their shares in our company, as well as additional disclosure requirements. Accordingly, investors should consider our shares to be a high-risk and illiquid investment. See "Risk Factors" for the risks of investing in a shell company.

RULE 144: P. 21:

Currently, none of our securities may be resold pursuant to Rule 144.

We are a "shell company" within the meaning of Rule 405, promulgated pursuant to Securities Act, because we have nominal assets and nominal operations. Accordingly, the securities sold in this offering can only be resold through registration under Section 5 the Securities Act of 1933, Section 4(1), if available, for non-affiliates or by meeting the conditions of Rule 144(i). A holder of our securities may not rely on the safe harbor from being deemed statutory underwriter under Section 2(11) of the Securities Act, as provided by Rule 144, to resell his or her securities. Only after we (i) are not a shell company, and (ii) have filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that we may be required to file such reports and materials, other than Form 8-K reports); and have filed current "Form 10 information" with the SEC reflecting our status as an entity that is no longer a shell company for a period of not less than 12 months, can our securities be resold pursuant to Rule 144. "Form 10 information" is, generally speaking, the same type of information as we are required to disclose in this prospectus, but without an offering of securities. These circumstances regarding how Rule 144 applies to shell companies may hinder your resale of your shares of the Company.

COMMENT: 3

WE REISSUE COMMENT FIVE OF OUR LETTER DATED JANUARY 14, 2014. YOUR RESPONSE STATES THAT YOU REMOVED THE STATEMENTS WE HIGHLIGHTED. HOWEVER, TWO OF THE THREE HIGHLIGHTED STATEMENTS ARE STILL PRESENT IN THE AMENDED FILING. PLEASE REVISE YOUR PROSPECTUS, IN THE HIGHLIGHTED SECTIONS AND THROUGHOUT, FOR CONSISTENCY.

Response: We have revised the risk factor on P.8 as to delete statements re:
"discovery or development efforts" and "competing technologies" as follows:

IF OUR SHARES OF COMMON STOCK COMMENCE TRADING ON THE OTC BULLETIN BOARD, THE TRADING PRICE WILL FLUCTUATE SIGNIFICANTLY AND STOCKHOLDERS MAY HAVE DIFFICULTY RESELLING THEIR SHARES.

As of the date of this Registration Statement, our common stock does not yet trade on the Over-the-Counter Bulletin Board. If our shares of common stock commence trading on the Bulletin Board, there will be a volatility associated with Bulletin Board securities in general and the value of your investment could decline due to the impact of any of the following factors upon the market price of our common stock: (i) disappointing results from our development efforts;

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
(ii) failure to meet our revenue or profit goals or operating budget; (iii) decline in demand for our common stock; (iv) downward revisions in securities analysts' estimates or changes in general market conditions; (v)lack of funding generated for operations; (vii) investor perception of our industry or our prospects; and (vii) general economic trends.

CALCULATION OF REGISTRATION FEE, COVER PAGE

COMMENT: 4

PLEASE REVISE YOUR PROSPECTUS TO CORRECTLY REFLECT THE AMOUNT OF SHARES BEING REGISTERED.

Response: We have corrected this amount to 1,480,000 shares.

RISK FACTORS, PAGE 5

COMMENT: 5

WE NOTE THAT YOU REMOVED A RISK FACTOR REGARDING YOUR LACK OF OPERATING HISTORY. WHILE YOU MAY HAVE GENERATED REVENUES IN DECEMBER, THE SUBSTANCE OF THIS PARTICULAR RISK FACTOR IS NO LESS RELEVANT. PLEASE RESTORE THE RISK FACTOR FROM THE INITIAL REGISTRATION STATEMENT AND MODIFIED ACCORDINGLY (E.G., ADDRESS THE REFERENCE TO INTERNATIONAL STUDENTS IN COMPLIANCE WITH COMMENT FIVE OF OUR LETTER DATED JANUARY 14, 2014) OR TELL US WHY YOU BELIEVE THIS RISK FACTOR IS NOT NECESSARY.

Response: We have restored the risk factor as requested.

WE HAVE MINIMAL OPERATING HISTORY AND HAVE GENERATED SMALL REVENUES OR PROFITS TO DATE. THERE IS NO ASSURANCE OUR FUTURE OPERATIONS WILL RESULT IN PROFITABLE REVENUES. IF WE CANNOT GENERATE SUFFICIENT REVENUES TO OPERATE PROFITABLY, WE MAY HAVE TO CEASE OPERATIONS.

We were incorporated in July 2011 and we have started our proposed business operations and realized $500 of revenues from sale of bedding product. We have minimal operating history upon which an evaluation of our future success or failure can be made. Our net loss since inception is $1,489 of which $454 is for bank charges and $1,035 is incorporation service fee. Our ability to achieve and maintain profitability and positive cash flow is dependent upon our ability to earn profit by selling our bedding products. We cannot guarantee that we will be successful in profitably selling bedding product. Failure to generate revenues and profit will cause us to suspend or cease operations.

IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL., PAGE 5

COMMENT: 6

WE REISSUE COMMENT SIX OF OUR LETTER DATED JANUARY 14, 2014. WE NOTE THAT THE AMENDED FILING ON PAGES 24-25 REFERENCES THE ADDITIONAL FUNDS REQUIRED, BUT THIS RISK FACTOR DOES NOT CONTAIN THE REQUESTED DISCLOSURE.

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
Response: We have revised the risk factor on P. 5 to state that the additional amount of capital necessary to sustain operations as follows:

IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL.

While at June 30, 2013, we had cash on hand of $17,563 we have accumulated a deficit of $1,489 in business development and administrative expenses. At this rate, we expect that we will only be able to continue operations for one year without additional funding. We anticipate that additional amount of capital necessary to sustain operations is (43,700 - 17,563 = 26,137 (calculated by subtracting the total needed amount less current funds on hand). We have not generated any revenue from operations to date.

U.S. INVESTORS MAY EXPERIENCE DIFFICULTIES IN ATTEMPTING TO EFFECT SERVICE ..., PAGE 7

COMMENT: 7

WE REISSUE COMMENT SEVEN OF OUR LETTER DATED JANUARY 14, 2014. OUR REQUEST TO INDICATE WHERE YOUR BUSINESS OFFICES WILL BE LOCATED WAS NOT INTENDED TO BE A SUFFICIENT RESPONSE ON ITS OWN BUT RATHER AS AN EXAMPLE OF WHAT INFORMATION SHOULD BE INCLUDED IN YOUR DISCLOSURE.

Response: We have included where our business offices will be located in our S-1.

Currently our business offices are located at 69 Cejle, Batelov, 58851, Czech Republic.

COMMENT: 8

WE REISSUE COMMENT NINE OF OUR LETTER DATED JANUARY 14, 2014. YOUR INDICATION THAT YOU PLAN TO CONTINUE TO REPORT VOLUNTARILY AFTER YOUR SECTION 15(D) REPORTING OBLIGATION HAS BEEN SUSPENDED SHOULD BE ACCOMPANIED BY DISCLOSURE THAT YOUR SECURITIES WILL NOT BE ELIGIBLE TO BE, OR CONTINUE TO BE, QUOTED ON THE OTC-BB AT THAT TIME, AS YOU WILL NO LONGER BE SUBJECT TO ANY REPORTING OBLIGATIONS, WHICH IS A CONDITION TO QUOTATION.

Response: We have disclosed as requested.

We plan to continue reporting voluntarily even after our section 15(d) reporting obligation have been suspended and after our securities will not be eligible to be, or continue to be, quoted on the OTC-BB at that time, as we will no longer be subject to any reporting obligations, which is a condition to quotation.

OUR REPORTING OBLIGATIONS UNDER SECTION 15(D) ..., PAGE 10

COMMENT: 9

WE NOTE THAT COUNSEL'S OPINION REFLECTS AN OFFERING OF 1,680,000 SHARES OF COMMON STOCK.

WE ALSO NOTE THAT COUNSEL CONTINUES TO RENDER A "WHEN ISSUED" OPINION, SUGGESTING THAT THE SHARES HAVE NOT YET BEEN ISSUED TO THE SELLING STOCKHOLDERS. PLEASE INSTRUCT COUNSEL TO REVISE HIS OPINION.

Response: We have complied with this comment.

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
Please direct any further comments or questions you may have to the company's attorney:

John T. Root, Jr.
ATTORNEY AT LAW
P.O. Box 5666
Jacksonville, Arkansas  72076
Phone:  (501) 529-8567
Fax:  (501)  325-1130

j.root.5013@gmail.com

Thank you.

Sincerely,


/s/ Oleksandr Bezuhlyi
-----------------------------------
OLEKSANDR BEZUHLYI


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